Exhibit (k)(vi)

SERVICES AGREEMENT

This Services Agreement (the "Agreement"), effective as of July 1, 2022 (the "Effective Date"), by and between GOVERNMENT LOAN SOLUTIONS, INC., a North Carolina business corporation, which with its successors and assigns is herein called "GLS", and EQUALIZE COMMUNITY DEVELOPMENT FUND, which with its successors and assigns is herein called "Client", is to EVIDENCE THAT, in consideration of mutual covenants and promises made herein, GLS and Client (herein individually called a "Party" and collectively called the "Parties") agree as follows:

1.	Engagement.

1.1       Upon the terms and conditions of this Agreement, Client hereby engages GLS to render professional services to Client as periodically requested by Client (herein called the "Services") and as more fully described on Schedule 1.1 (which is attached hereto and incorporated herein by reference), as an independent contractor, and GLS hereby agrees to provide such Services as periodically requested by Client.

1.2       Prior to GLS' rendering of the Services, Client shall perform all of the following tasks to the complete satisfaction of GLS:

a.	Client shall gather and furnish all of the necessary loan data required to produce the requested valuation or bid procurement; and

b.	Client shall deliver the data on a spreadsheet template (via email) to GLS, which GLS will use to perform the valuation or bid procurement; and

c.	Client shall provide information Client believes to be complete and accurate in all data fields and shall not make amendments or alterations to the data template without the prior written consent of GLS; and

d.	Client shall gather and deliver historical performance data, if deemed by GLS as necessary to properly value or sell the asset(s).

1.3        Both Parties acknowledge GLS' status as an independent contractor under this Agreement and, therefore, Client shall have no duty, responsibility, or obligation: (a) to withhold and/or pay FICA or Medicare taxes or Federal, State or local income and other taxes, and/or (b) to comply with or contribute to State Workers' Compensation and/or State or Federal Unemployment Compensation funds or to comply with any other laws relating to employees with respect to GLS, and/or (c) to provide GLS with any fringe or other benefits available to Client's employees.

1.4       The terms of this Agreement are binding upon any affiliates and successors of both GLS and Client pursuant to SBA SOP 50 10 5(E), Subpart B, Chapter 3.

2.        Term. The term of this Agreement (herein called the "Agreement Term") shall commence on the Effective Date and shall continue for a period of one year. The Agreement shall automatically renew at each anniversary date unless terminated by either Party prior to that date.

3.	Fees.

3.1       In return for the Services rendered hereunder by GLS, Client shall pay GLS certain fees (herein called the "Fees") as are more fully described on Schedule 3.1 (which is attached hereto and incorporated herein by reference).

3.2        GLS shall provide Client an electronic invoice (unless another format is agreed to by the Parties) at least on a monthly basis or in a timeframe that is consistent with the services provided. The invoice shall evidence the Services rendered on Client's behalf and the Fees due and owing. Client shall pay the Fees in accordance with the terms and conditions described on Schedule 3.1; provided, however, Client shall always pay GLS the Fees within thirty (30) days after receiving an invoice.

3.3        Fees paid by Client are expressly for actual services performed and at no time, shall constitute a sharing of any secondary market loan premiums received by Client.

3.4        Fees are to be paid by Client and at no point shall GLS charge, invoice, or propose that the Client’s borrower pay for GLS services rendered on behalf of Client.

3.5        Client's obligations under this Section 3 are expressly conditioned upon GLS' continued and faithful performance of and adherence to each promise, duty and obligation assigned to or made by GLS hereunder.

3.6       Fees, including, but not limited to, the initial set-up fee, shall commence upon Client’s request for GLS to perform the Services.

4.	Duties and Responsibilities.

4.1       As periodically requested by Client, GLS shall render and perform the Services.

4.2        GLS shall maintain accurate and complete records in accordance with all applicable laws and regulations relating to the Services. Such records shall be maintained in a manner acceptable to Client.

4.3       At no time will GLS handle funds related to any transaction between Client and any third party.

4.4       No warranties.  The Services, including all data provided to Client by GLS, are provided “as is” and any express or implied warranties, including but not limited to the implied warranties of merchantability and fitness for a particular purpose, are disclaimed.

4.5       GLS shall not be responsible for the accuracy of any data provided by Client or any third party.

5.	Confidentiality and Privacy.

5.1        During the Agreement Term and while performing the Services, each Party will disclose and exchange certain confidential business and financial information regarding the other Party's business operations, methods, customers and technologies (herein collectively called the "Confidential Information"). “Confidential Information” shall not include any information (i) which is available to the general public, (ii) which was already disclosed to such Party on a non-confidential basis, prior to disclosure to such Party by the other Party, (iii) which such Party receives from a third party not known by such Party to be in breach of an obligation of confidentiality; or (iv) which has been independently developed by such Party.

5.2        The Confidential Information has unique, unusual, and original qualities and features which give each Party an advantage over competitors in its industry and has actual and potential economic value, all of which would be damaged or destroyed if any of the Confidential Information were obtained by, disclosed to or used by any third party outside the scope of this Agreement.

5.3        If either Party breaches any or all of the promises made in this Section 5, the aggrieved Party shall suffer immediate, material, immeasurable, continuing and irreparable damage and harm, the remedies at law for which shall be inadequate. The aggrieved Party shall be entitled to injunctive relief against the breaching Party in addition to any and all other legal or equitable remedies.

5.4        The Parties shall not (without the express written consent of the other Party) directly or indirectly use for any purpose, copy, disclose or convey to any third party any Confidential Information received from the other Party, except to those employees, trustees, officers, service providers, legal and/or accounting advisers of Client who are reasonably required to have the information in connection with the operation of or services provided to Client, and except to the extent that disclosure may be required by regulatory authorities with jurisdiction over Client, in any legal proceeding, or by law.

5.5        Upon request of the Party who owns the Confidential Information (at any time), the recipient Party shall immediately disclose to and deliver to the other Party all of the Confidential Information in the recipient Party's possession which it received from the other Party, except that one copy of such Confidential Information may be retained by Client or its counsel for legal, regulatory, or compliance purposes.

5.6       Privacy. In accordance with data privacy laws and regulations applicable to this Agreement, including but not limited to the Gramm-Leach-Bliley Act (“GLBA”), GLS shall not disclose or permit access to or use of the non-public personal information (NPI) of Client or its consumers made available by Client to GLS for any purposes other than those specifically required to fulfill GLS's contractual obligations with Client.  In connection with providing its services or equipment to Client, GLS shall take all commercially reasonable steps to ensure the privacy and security of Client's and its consumers' information and to protect against anticipated threats and hazards to the security of such information.  GLS shall take all commercially reasonable steps to prevent unauthorized access to or use of such information that could result in substantial harm or inconvenience to Client or its consumers.  In the event any court or regulatory agency seeks to compel disclosure of the information, GLS shall, unless prohibited by law, promptly notify Client of the disclosure requirement and will cooperate so that Client may at its expense seek to legally prevent this disclosure of the information.  GLS will provide to Client reasonable information regarding the administrative, technical and physical safeguards utilized by GLS for protection of NPI.

If a breach of security results in an unauthorized intrusion into GLS’s systems which directly and materially affects Client or its consumers, GLS will take appropriate measures to stop the intrusion; report on the intrusion to Client immediately upon discovery of the intrusion; subsequently report the corrective action taken by GLS in response to the intrusion; and provide reasonable assistance to Client to support any mandatory disclosures about the intrusion by Client to its consumers required by law.

5.7       Non-Solicitation.  GLS covenants and agrees that for a period of one (1) year following the termination of this Agreement, it will not, directly or indirectly, take any action, or cause any action to be taken by any of its agents, contractors, employees or affiliates, to solicit any borrower disclosed by Client to GLS in connection with the Services,  for the purpose of the making, prepayment or refinance of any loan to a borrower made or proposed to be made by Client.    GLS agrees that borrowers disclosed to GLS by Client are customers of Client and GLS shall not prepare, sell or distribute any customer list incorporating the names of such borrowers and shall not use such information to solicit or promote the sale of any financial services or products to any such borrowers. This provision shall not be applicable to advertisements to the general public.

5.8        The Parties' promises, duties and obligations in this Section 5 shall survive the termination of this Agreement.

6.	Termination.

The Agreement may be terminated for any reason (with or without cause) by either Party upon the expiration of thirty (30) days after the terminating Party mails (by ordinary United States mail) or delivers written notice by electronic means (including email) to the other Party of its intention to terminate the Agreement.

7.	Indemnity/Compliance with Laws.

7.1       Except for Client's own gross negligence or willful misconduct, GLS hereby indemnifies and holds Client harmless from and against any and all liabilities, claims, demands, actions, causes of action, damages, losses, costs, expenses and other charges resulting directly from the rendering of the Services by GLS.

7.2        It is the intention of the Parties to comply with all applicable Federal, State and local laws and regulations relating to the rendering of the Services, including but not limited to the regulations and program requirements promulgated by the United States Small Business Administration. If either Party discovers that a provision of this Agreement or any aspect of the Services are in violation of any applicable law and/or regulation, then that Party shall provide written notice of the violation to the other Party. Upon the receipt of the written notice, the Parties shall immediately attempt to correct the violation through amendments to this Agreement or through the use of other compliance remedies. If the Parties are unable to cure the violation within forty-five (45) days, the Agreement shall automatically terminate.

7.3        The Parties' promises, duties and obligations in this Section 7 shall survive the termination of this Agreement.

8.	Miscellaneous.

8.1        This Agreement constitutes the entire agreement between GLS and Client, and all prior written or oral negotiations, representations, arrangements and/or agreements regarding the subject matter contained herein are superseded by this Agreement. GLS and Client acknowledge that there are no oral or other written understandings, arrangements and/or agreements between the Parties relating to the subject matter of this Agreement and that this Agreement shall supersede any prior relationship between GLS and Client.

8.2        All provisions of this Agreement are severable and no provision hereof shall be affected by the invalidity of any other such provision.

8.3        No waiver by GLS or Client and no refusal or neglect of GLS or Client to exercise any right hereunder or to enforce compliance with the terms of this Agreement shall constitute a waiver of any provision herein with respect to any subsequent breach, actions or omissions hereunder, unless such waiver is expressed in writing by the waiving Party and clearly designated as a waiver to a specific provision(s) of this Agreement.

8.4        This Agreement may be amended, altered or changed only through a written document signed by GLS and Client and already designated as an amendment to this particular Agreement.

8.5        GLS' duties, obligations, and services rendered under this Agreement are personal in nature and are unique and peculiar to GLS. Therefore, without Client's prior written consent, GLS shall not assign, transfer, sell, encumber, pledge or otherwise alienate GLS' duties, obligations, responsibilities, or rights under this Agreement.

8.6        Client's duties, obligations and services rendered under this Agreement are personal in nature and are unique and peculiar to Client. Therefore, without GLS' prior written consent, Client shall not assign, transfer, sell, encumber, pledge or otherwise alienate Client's duties, obligations, responsibilities or rights under this Agreement.

8.7        For purposes of this Agreement, the singular includes the plural and vice-versa and the feminine, masculine and neuter include each other.

8.8        The laws of the State of Delaware shall govern all disputes, interpretative matters and litigation arising hereunder.

8.9        The Parties warrant and represent that terms and conditions of this Agreement accurately describe the Services which GLS will be rendering on Client’s behalf.

IN WITNESS WHEREOF, the Parties have set their hands as of the date(s) designated below.

GOVERNMENT LOAN SOLUTIONS, INC.

Date:	8/26/22	By:	/s/ Robert O. Judge

-GLS

EQUALIZE COMMUNITY DEVELOPMENT FUND

Date:	8/24/22	By:	/s/ Joseph Gladue

-Client

SCHEDULE 1.1

Services

•	All services and associated fees are predicated upon a direct request by Client to perform such services. Client requests for services can be given verbally, or in written form via email.

•	Upon Client's timely performance of all of the tasks specified in Section 1.2 of the Agreement, GLS shall review the data for errors in formatting and/or omissions of data. GLS shall not be responsible for the accuracy of any data provided by Client.

•	Upon completion of the valuation, GLS shall provide the results to the Client in a timely manner.

•	GLS will provide the completed valuation in a readable by technology available to and licensed by the client format, to be sent via e-mail.

•	Client has the right to request an explanation regarding the assumptions and methodologies utilized by GLS when performing its services.

SCHEDULE 3.1

Fees

Fees

Pursuant to Section 3 of this Agreement between the Parties, the Client will pay GLS the following fees as compensation for the valuation services being performed (fees are payable within thirty (30) days after receiving an invoice):

Monthly minimum of $2,000 up to 50 loans. For every loan thereafter, the monthly rate increases by $10 per loan (number of loans to be counted at month end). For example, for a loan count of 51, the monthly rate is $2,010. For a loan count of 52, the rate is $2,020, etc.

Beyond the valuation services, GLS will also attend the scheduled valuation committee meetings by phone. These meetings are scheduled for the last day of each week, the last day of each quarter, and for five consecutive days at the end of each quarter to facilliate pricing for quarterly redemption offers.

GLS will also be available for discussions of valuation procedures with the Client’s Fund Administrator, legal counsel, and auditors, and be available to discuss valuation questions with the Fund’s Board of Trustees.